Filed by Alabama National BanCorporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alabama National BanCorporation

Commission File No. 0-25160

THE FOLLOWING (1) NOTICE TO PARTICIPANTS IN THE ALABAMA NATIONAL BANCORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN; AND (2) TRUSTEE DIRECTION FORM ARE HEREBY FILED BY ALABAMA NATIONAL BANCORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933.

Cautionary Statement Regarding Forward-Looking Information

This document may contain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Alabama National BanCorporation (“ANB”) cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the anticipated schedule for the merger between ANB and RBC Centura Banks, Inc. (“RBC Centura”), a North Carolina bank holding company and a wholly owned subsidiary of Royal Bank of Canada (“RBC”), and other statements that are not historical facts. Such forward-looking statements are necessarily estimates reflecting ANB’s best judgment based upon current information and involve a number of risks and uncertainties, and various factors could cause results to differ materially from those contemplated by such forward-looking statements.

The following factor, among others, could cause actual results to differ from those set forth in forward-looking statements: ANB’s ability to consummate the proposed merger with RBC Centura on the proposed terms and schedule, including the ability to obtain regulatory approval and approval of ANB’s stockholders. Additional factors that may affect future results are contained in ANB’s and RBC’s filings with the SEC, which are available at the SEC’s web site, http://www.sec.gov, including without limitation the risk factors set forth in the definitive proxy statement/prospectus filed by ANB and RBC with the SEC on December 17, 2007, ANB’s Annual Report on Form 10-K for the year ended December 31, 2006, and ANB’s Quarterly Report for the period ended September 30, 2007. ANB disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of ANB with and into RBC Centura, a wholly owned subsidiary of RBC. In connection with the proposed merger, RBC has filed with the SEC a registration statement on Form F-4 (File No. 333-147789) (the “Registration Statement”) to register the RBC common shares to be issued to ANB stockholders in the proposed merger and that includes a definitive proxy statement of ANB dated December 14, 2007 that also constitutes a prospectus of RBC (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus was filed with the SEC on December 17, 2007. RBC and ANB have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related Proxy Statement/Prospectus contain important information about RBC, RBC Centura, ANB, the proposed merger and related matters. ANB STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. ANB stockholders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by RBC and ANB with the SEC at the SEC’s website at www.sec.gov, from RBC’s Investor Relations department or from ANB’s Investor Relations department.

Participants in the Merger

RBC, RBC Centura, ANB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants soliciting proxies from ANB stockholders in favor of the merger. Information about RBC’s executive officers and directors is available in RBC’s management proxy circular filed with the SEC as an exhibit to its Form 6-K on February 9, 2007. Information about ANB’s executive officers and directors is available in Alabama National’s definitive proxy statement and Form 8-K filed with the SEC on April 12 and June 22, 2007, respectively. Additional information regarding the interests of persons who may, under the rules of the SEC, be considered participants in the solicitation of ANB stockholders in connection with the proposed merger is available in the definitive proxy statement/prospectus for the proposed merger and other relevant documents filed with the SEC.

[Fidelity Management Trust Company letterhead]

IMMEDIATE ATTENTION REQUIRED

Re: Alabama National BanCorporation Employee Capital Accumulation Plan

Dear Plan Participant:

Our records reflect that, as a participant in the Alabama National BanCorporation Employee Capital Accumulation Plan (the “Plan”), all or a portion of your individual account is invested in Alabama National BanCorporation stock. On September 5, 2007, Alabama National BanCorporation (“ANB”) and Royal Bank of Canada (“RBC”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which ANB will be merged with and into RBC Centura Banks, Inc., a wholly owned subsidiary of RBC (the “Merger”). Upon the terms and subject to the conditions set forth in the Merger Agreement, which are more fully described in the previously distributed Proxy Statement/Prospectus, dated December 14, 2007 (the “Proxy Statement/Prospectus”), ANB stockholders may elect to receive for each ANB share either (i) RBC common shares worth U.S. $80.00 or (ii) U.S. $80.00 in cash, subject to certain proration procedures designed to ensure that the aggregate Merger consideration to be paid by RBC to all ANB stockholders will be, as nearly as practicable, 50% cash and 50% RBC common shares. The Merger consideration will be distributed only if the Merger is consummated.

As described below, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, concerning which form(s) of merger consideration you wish to receive for your ANB shares. Enclosed is a Trustee Direction Form that requires your immediate attention and will allow you to provide your direction to Fidelity. To understand the Merger fully and for a complete description of the terms and conditions of the Merger, you should carefully read in its entirety the previously distributed Proxy Statement/Prospectus and the Merger Agreement attached as Appendix A thereto.

If you wish to instruct Fidelity regarding which form(s) of merger consideration you wish to receive, you will need to complete the enclosed Trustee Direction Form and return it to Fidelity’s tabulator in the enclosed return envelope so that it is RECEIVED by 4:00 p.m. EST, on January 28, 2008. In the event that the stockholder merger election deadline is extended, Fidelity will extend the Plan participant direction deadline to three business days prior to the new stockholder deadline, if feasible.

If the deadline set forth in the preceding paragraph changes, you may call Fidelity at 1-800-294-4015 to obtain updated information on the Plan participant direction deadline.

The remainder of this letter summarizes your rights under the Plan and the procedures for directing Fidelity. You should also review the more detailed description of the Merger provided in the previously distributed Proxy Statement/Prospectus.

PARTICIPANT RIGHTS UNDER THE PLAN

The election of merger consideration extends to the ANB shares held by the Plan. As of December 14, 2007, the Plan held approximately 191,939 ANB shares. Only Fidelity, as trustee of the Plan, can elect merger consideration for these shares. Nonetheless, as a participant in the Plan, you have the right to direct Fidelity to elect the form(s) of merger consideration for the ANB shares attributable to your individual account.

Unless otherwise required by applicable law, Fidelity will elect merger consideration for ANB shares attributable to participant accounts in accordance with participant instructions, and Fidelity will not elect merger consideration for ANB shares attributable to participant accounts for which it does not receive timely instructions. Please note that if you do not properly complete the enclosed Trustee Direction Form and return it to Fidelity’s tabulator in a timely manner, Fidelity will not make an election with respect to your ANB shares and, as a result, your Plan account will be credited with merger consideration valued at U.S. $80.00 for each ANB share, but the consideration may be paid all in cash, all in RBC common shares, or part in cash and part in RBC common shares, depending on the remaining pool of cash and RBC common shares available for paying the merger consideration after giving effect to the proration procedures in the Merger Agreement.

Fidelity makes no recommendation with regard to the selection of offered merger consideration(s). EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISION.

CONFIDENTIALITY

To assure the confidentiality of your decision, Fidelity’s tabulator will tabulate the Trustee Direction Forms. The tabulator will not make the results of your individual election available to ANB or RBC.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Trustee Direction Form that should be completed and returned to Fidelity’s tabulator in the enclosed envelope. Please note that the number of ANB shares attributable to your individual account as of December 14, 2007 is indicated on the form. For purposes of the final tabulation of the merger election, Fidelity will apply your instructions to the number of ANB shares attributable to your account as of the participant direction deadline, which is 4:00 p.m. EST on January 28, 2008.

To properly complete the Trustee Direction Form, you must elect the form of consideration you want to receive for the ANB shares attributable to your account from the three election choices described below. The three merger election choices, each of which is subject to the proration provisions described in the Proxy Statement/Prospectus, are as follows:

1. Exchange all of your ANB shares for cash at U.S. $80.00 per share. Check Box 1 on the Trustee Direction Form if you wish to elect to exchange all of your ANB shares for cash at U.S. $80.00 per ANB share.

2. Exchange all of your ANB shares for RBC common shares. Check Box 2 on the Trustee Direction Form if you wish to elect to exchange all of your ANB shares for RBC common shares worth $80.00 per ANB share.1

[1]

Subject to the proration requirements of the Merger Agreement, those ANB stockholders electing to receive RBC common shares will receive, for each share of ANB common stock, a number of RBC common shares equal to U.S. $80.00 divided by the volume-weighted average market price of RBC common shares on the New York Stock Exchange over the five-trading-day period ending on the last full trading day immediately before the closing date of the Merger.

3. Exchange a portion of your ANB shares for cash and the balance for RBC common shares. Check Box 3 on the Trustee Direction Form and fill in the blank line next to Box 3 to indicate the percentage of ANB shares attributable to your account that you wish to elect to exchange for cash at U.S. $80.00 per ANB share. You will be deemed to have elected to exchange the remaining percentage of your ANB shares for RBC common shares worth U.S. $80.00 per ANB share.

Please note that all elections made are subject to the proration provision of the Merger Agreement. For further information, please see the Proxy Statement/Prospectus.

After completing the Trustee Direction Form, date and sign the form in the space provided and return the form in the enclosed return envelope so that it is received by Fidelity’s tabulation agent at the address on the return envelope (P.O. Box 9142, Hingham, MA 02043) not later than 4:00 p.m. EST, on January 28, 2008, unless the stockholder merger election deadline is extended, in which case the deadline for receipt of your Trustee Direction Form will be 4:00 p.m. EST, three business days prior to the new stockholder deadline, if administratively feasible. If you wish to return the form by overnight mail or other delivery service, please send it to Fidelity’s tabulation agent, at Tabulator, 60 Research Rd., Hingham, MA 02043.

Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m. EST, on January 28, 2008. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling Fidelity at 1-800-294-4015. Upon timely receipt of a new, completed, signed and dated Trustee Direction Form, your previous direction will be deemed cancelled. Please note that the last timely, properly completed form received by Fidelity’s tabulator from a participant will be followed.

After the deadline for returning the Trustee Direction Form, the tabulator will complete the tabulation of all properly completed and timely delivered directions, and unless otherwise required by law, Fidelity, as Trustee, will make an election for the Plan taking into account all properly completed and timely delivered participant directions. If you do not properly complete and/or timely return the Trustee Direction Form, ANB shares attributable to your account will be considered uninstructed, Fidelity will not include the ANB shares attributable to your account in the Plan election, and you will have no control over the type of consideration you will receive after the closing of the Merger, which could be cash, RBC common shares or a combination of the two.

INDIVIDUAL PARTICIPANTS AND BENEFICIARIES IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE MERGER CONSIDERATION DIRECTLY, WHETHER STOCK OR CASH. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ AND BENEFICIARIES’ PLAN ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

EFFECT OF THE MERGER ELECTION ON YOUR ACCOUNT

As of 4:00 p.m. EST, on January 28, 2008, the ANB stock under the Plan will be closed for ALL TRANSACTIONS. From that time, all contributions, exchanges, loans, loan repayments, distributions and withdrawals involving ANB stock will be prohibited. Additionally, at this time any participant contribution directed for investment into ANB stock will be re-directed to the Fidelity Retirement Money Market Fund. After that time, you may call Fidelity at 1-800-294-4015 (or access your account via NetBenefits) to re-invest amounts invested in the Fidelity Retirement Money Market Fund to other investment options available in the Plan.

In the event that the stockholder merger election period is extended, if feasible the freeze on loans, distributions, withdrawals and exchanges out of ANB stock will be temporarily lifted until three days prior to the new expiration date of the stockholder merger election period, as extended, at which time a new freeze on all transactions involving ANB stock will commence. You can call Fidelity at 1-800-294-4015 to obtain updated information on expiration dates, deadlines and freezes.

MERGER PROCEEDS

As described in the Proxy Statement/Prospectus, following the effective time of the Merger, all outstanding ANB shares will be cancelled and ANB common stock will be delisted from the NASDAQ Global Select Market. At the effective time of the Merger, ANB stock will be eliminated as an investment option under the Plan.

Fidelity will invest all proceeds from the Merger as soon as administratively possible after receipt of these proceeds. RBC common shares received by the Plan as a result of the Merger will be allocated to your account. Cash received by the Plan as a result of the Merger will be invested in the Fidelity Retirement Money Market Fund. You may call Fidelity at 1-800-294-4015 (or access your account via NetBenefits) after the reinvestment is complete to learn more about these and any additional effects of the Merger on your account, as well as to redirect your investments.

SHARES HELD OUTSIDE THE PLAN

The direction to elect merger consideration for the ANB shares attributable to your individual account under the Plan may only be made by means of the Trustee Direction Form in accordance with the procedures in this letter and the enclosed Trustee Direction Form. The enclosed Trustee Direction Form may not be used to elect merger consideration for ANB shares you hold outside the Plan. If you hold ANB shares outside the Plan, you will receive, under separate cover, other election materials that can be used to elect merger consideration with regard to such ANB shares. Those materials may not be used to direct Fidelity for the ANB shares attributable to your individual account under the Plan.

FURTHER INFORMATION

If you require additional information concerning the procedure to direct Fidelity to elect merger consideration for ANB shares attributable to your individual account under the Plan, please contact Fidelity toll free at 1-800-294-4015. If you require additional information concerning the terms and conditions of the Merger, please contact ANB’s Investor Relations department at 1-205-583-3738.

Sincerely,

Fidelity Management Trust Company

FIDELITY INSTITUTIONAL RETIREMENT SERVICES CO.

P.O. BOX 9112

FARMINGDALE, NY 11735

You can communicate your directions to Fidelity as follows:

1. You can mail this form in the enclosed postage-paid return envelope to Fidelity at P.O. Box 9142, Hingham, MA 02043-9964.

2. You can overnight the form to Fidelity’s tabulation agent at Tabulator, 60 Research Road, Hingham, MA 02043.

PLEASE NOTE, that the form must be RECEIVED, not just postmarked, by the applicable deadline, in order to be valid.

This Form, if properly signed, completed and received by Fidelity in a timely manner will supersede any previous Form. Unless otherwise required by law, the last properly completed direction Fidelity receives from you by the applicable deadline is the one which will be followed.

Fidelity makes no recommendation to any Plan participant as to whether to direct the form of merger consideration to elect. Your instructions to Fidelity will be tabulated confidentially. Only Fidelity will have access to your individual directions.

ALABAMA NATIONAL BANCORPORATION

TRUSTEE DIRECTION FORM

THIS FORM IS SOLICITED BY FIDELITY MANAGEMENT TRUST COMPANY.

BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY THE PREVIOUSLY DISTRIBUTED

PROXY STATEMENT/PROSPECTUS AND ALL ENCLOSED MATERIALS.

UNLESS OTHERWISE REQUIRED BY LAW, FIDELITY WILL ELECT MERGER CONSIDERATION AS DIRECTED BY THE PLAN PARTICIPANTS. IF YOU DO NOT SUBMIT PROPER INSTRUCTIONS TO FIDELITY USING ONE OF THE METHODS DESCRIBED HEREIN BY 4:00 P.M. EST ON JANUARY 28, 2008, UNLESS EXTENDED, THE ANB SHARES ATTRIBUTABLE TO YOUR ACCOUNT WILL BE DEEMED TO BE NON-ELECTION SHARES AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS DATED DECEMBER 14, 2007.

As of December 14, 2007, the number of ANB shares attributable to your account in the Plan is shown to the right of your address.

Date

Please Print Name

Signature

Please fold and detach card at perforation before mailing

In connection with the Merger Agreement dated September 5, 2007 among Alabama National BanCorporation, Inc. (“ANB”), Royal Bank of Canada (“RBC”) and RBC Centura Banks, Inc. , as it may be amended, I hereby instruct Fidelity Management Trust Company (“Fidelity”), as trustee of the Alabama National BanCorporation Employee Capital Accumulation Plan (the “Plan”), to elect merger consideration(s) for the shares of ANB common stock attributable to my account under the Plan as follows (check only one box and complete):

BOX 1	☐

I direct Fidelity to exchange all of the ANB shares attributable to my account for cash at U.S.

$80.00 per ANB share, subject to the proration and allocation provisions described in the

Proxy Statement/Prospectus dated December 14, 2007.

OR

BOX 2	☐	I direct Fidelity to exchange all of the ANB shares attributable to my account for RBC common shares worth U.S. $80.00 per ANB share, subject to the proration and allocation provisions described in the Proxy Statement/Prospectus.

OR

BOX 3	☐	I direct Fidelity to exchange % of the ANB shares attributable to my account for cash and to exchange the balance of my ANB shares for RBC common shares, both subject to the proration and allocation provisions described in the Proxy Statement/Prospectus.

DO NOT FILL OUT MORE THAN ONE ELECTION FOR YOUR ANB SHARES;

FAILURE TO FOLLOW THESE DIRECTIONS CORRECTLY WILL INVALIDATE YOUR DIRECTION.